December 7, 2018

VIA EDGAR

Mr. Corey Jennings

Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Registration No. 333-225889

Export Development Canada – Registration Statement on Schedule B

Request for Acceleration

Dear Mr. Jennings:

Export Development Canada, as registrant in connection with the Registration Statement on Schedule B (Registration No. 333-225889) filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2018, as amended by Amendment No. 1 thereto filed with the SEC on October 31, 2018 (the “Registration Statement”), hereby requests that the effectiveness date of the Registration Statement be accelerated to 4:00 p.m. on December 10, 2018 or as soon thereafter as practicable.

Very truly yours,

/s/ Susan Love
Susan Love
Vice President and Treasurer

cc:	Marsha Loraas

Paul E. Denaro